Exhibit 12.1

INERGY, L.P. and Subsidiary

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Thousands)

	Year Ended September 30,					Three Months Ended December 31
	2001	2002	2003	2004	2005	2005
Earnings:
Net income (loss)	$4,349	$8,309	$13,512	$(4,596)	$38,637	$10,704
Income taxes	—	93	103	167	63	425
Interest expense	6,670	8,365	9,982	7,878	34,150	13,143
Interest portion of operating leases	221	683	938	1,519	2,640	729
Write off of deferred financing costs	—	585	—	1,216	6,990	—
Make whole premium charge	—	—	—	17,949	—	—
Income received from swap value	—	—	—	(949)	—	—

Earnings from ratio calculation	$11,240	$18,035	$24,535	$23,184	$82,480	$25,001

Fixed Charges:
Interest expense	$6,670	$8,365	$9,982	$7,878	$34,150	$13,143
Interest portion of operating leases	221	683	938	1,519	2,640	729
Write off of deferred financing costs	—	585	—	1,216	6,990	—
Make whole premium charge	—	—	—	17,949	—	—
Income received from swap value	—	—	—	(949)	—	—

Total Fixed charges	$6,891	$9,633	$10,920	$27,613	$43,780	$13,872

Ratio of earnings to fixed charges	1.63%	1.87%	2.25%	n/a	1.88%	1.80%

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings (loss) from continuing operations before income taxes, plus fixed charges. Fixed charges consist of net interest expense (inclusive of write-off of deferred financing costs, interest expense related to make whole premium charge, less gain from termination of interest rate swap agreement) on all indebtedness and the amortization of deferred financing costs and interest associated with operating leases. Earnings were inadequate to cover fixed charges by $4.4 million for the year ended September 30, 2004.